SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Hawaiian Telcom Holdco, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

420031106
(CUSIP Number)

Michael Vinci
Twin Haven Capital Partners, L.L.C.
33 Riverside Avenue, 3rd Floor
Westport, Connecticut 06880
Telephone: (203) 293-1813
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Russell L. Leaf, Esq.
Michael E. Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

March 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420031106	Page 2 of 11 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,457,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,457,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,457,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.71%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 420031106	Page 3 of 11 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Partners III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,457,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,457,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,457,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.71%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 420031106	Page 4 of 11 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,058,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,058,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,058,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.23%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 420031106	Page 5 of 11 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,058,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,058,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,058,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.23%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 420031106	Page 6 of 11 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Capital Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,515,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,515,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,515,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.94%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 420031106	Page 7 of 11 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Robert Webster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,515,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,515,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,515,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.94%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 420031106	Page 8 of 11 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Paul Mellinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,515,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,515,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,515,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.94%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE
Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on September 25, 2015 (the “Original Schedule 13D”), as amended on December 2, 2015 (“Amendment No. 1”) (the Original Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 2 relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Hawaiian Telcom Holdco, Inc. (the “Company”), a corporation organized under the laws of the State of Delaware.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D as amended by Amendment No. 1.
Item 3.  Source and Amount of Funds or Other Consideration
Item 3 of the Original Schedule 13D is hereby amended and restated as follows:
Twin Haven III and Twin Haven IV expended an aggregate of approximately 54,979,483 of its investment capital to purchase the 2,515,321 shares of Common Stock included in this Schedule 13D.  Such shares were acquired through the plan of reorganization of the Company, through open market purchases and from the Company pursuant to an exercise of warrants to acquire shares of Common Stock.

Item 4.  Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended to include the following:
On March 14, 2016, the Twin Haven III, Twin Haven IV, GP III, GP IV and the Manager (collectively, “Twin Haven”) entered into a Nomination, Standstill, and Support Agreement (a copy of which is attached as Exhibit 99.2 hereto) (the “Standstill Agreement”) with the Company pursuant to which the Nominating and Governance Committee of the Company’s board of directors (the “Board”) agreed, subject to the terms thereof, to recommend and nominate, at the Company’s Annual Meeting of Stockholders in 2016, 2017, and 2018, Robert Webster, an employee of Twin Haven (or an alternate candidate) (the “TH Board Designee”), to serve as a director of the Company.  The Company agreed that the TH Board Designee is to be a member of any special committee of the Board formed in connection with the evaluation or oversight of any potential strategic event that may result in a material change to the Company’s capital structure (including, but not limited to, a change of control of the Company), provided that Twin Haven does not have any financial or other interest in such potential transaction.  In connection with the Standstill Agreement, the Company and Twin Haven entered into a Confidentiality Agreement (in the form attached as Exhibit B to the Standstill Agreement) (the “Confidentiality Agreement”) in order to maintain the confidentiality of information related to the Company’s business that may be provided to Twin Haven or to the TH Board Designee.  The Confidentiality Agreement will remain in effect until 90 days after the date on which the TH Board Designee no longer serves as a director of the Company.
The Standstill Agreement has a three-year term, with the possibility of earlier termination under certain circumstances. Pursuant to the Standstill Agreement, Twin Haven and its affiliates cannot acquire more than 31.5% of the shares of the Company’s voting securities. Twin Haven is also prohibited from engaging in certain activities with respect to the Company’s securities or assets. These activities include, but are not limited to, the following: participating in a “group” within the meaning of Section 13(d)(3) of the Exchange Act, seeking a change in the Board’s composition, soliciting proxies, consents or other voting authority with respect to the Company’s voting securities, selling the Company’s securities to persons where, in certain circumstances, such sale results in that person owning greater than a specific percentage of the securities, making or participating in a proposal regarding certain extraordinary corporate transactions involving the Company or its securities, which include, but are not limited to, any merger, reorganization, recapitalization, extraordinary dividend, liquidation, tender or exchange offer or non-ordinary course sale or transfer of assets.  Twin Haven also cannot participate in any litigation against the Company or any of its current or former directors or officers (except for litigation arising out of the Standstill Agreement or the Confidentiality Agreement).  Pursuant to the Standstill Agreement, if Twin Haven petitions the Hawaii Public Utilities Commission to acquire additional shares of the Company’s outstanding stock (up to a maximum of 31.5%), the Company will also issue a letter, in form reasonably acceptable to Twin Haven, in support of Twin Haven’s petition. Additionally, if the Company waives or modifies any term of the Nomination, Standstill and Support Agreement or Confidentiality Agreement (collectively, the “Black Diamond Agreement”) with Black Diamond Capital Management L.L.C. (“Black Diamond”) or enters into a new agreement with Black Diamond, the Company must offer substantially similar treatment to Twin Haven if the facts and circumstances of each of Black Diamond and Twin Haven are substantially equivalent at that time.  The Company may not, without Twin Haven’s consent, waive Black Diamond’s voting support obligations under the Black Diamond Agreement.

The foregoing descriptions of the Standstill Agreement and the Confidentiality Agreement are not complete and are qualified in their entirety by reference to the Standstill Agreement (including the Confidentiality Agreement attached as Exhibit B thereto) included as Exhibit 99.2 to this Amendment No. 2, which is incorporated herein by reference.
Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer

Items 5(a)-(c) of the Original Schedule 13D are hereby amended and restated as follows:
(a) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 11,466,398 shares of Common Stock issued and outstanding as of March 1, 2016, as reported by the Company in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 8, 2016.
Twin Haven III is the direct beneficial owner of 1,457,000 shares of Common Stock, constituting approximately 12.71% of the outstanding shares of Common Stock.  Twin Haven IV is the direct beneficial owner of 1,058,321 shares of Common Stock, constituting approximately 9.23% of the outstanding shares of Common Stock.  Each of GP III, GP IV, the Manager and Messrs. Webster and Mellinger do not directly own any shares of Common Stock.  As the general partner of Twin Haven III, GP III may be deemed to beneficially own all 1,457,000 shares of Common Stock owned by Twin Haven III, constituting approximately 12.71% of the outstanding shares of Common Stock.  As the general partner of Twin Haven IV, GP IV may be deemed to beneficially own all 1,058,321 shares of Common Stock owned by Twin Haven IV, constituting approximately 9.23% of the outstanding shares of Common Stock.  As the manager of Twin Haven III and Twin Haven IV, the Manager may be deemed to beneficially own all 2,515,321 shares of Common Stock owned by Twin Haven III and Twin Haven IV, constituting approximately 21.94% of the outstanding shares of Common Stock.  As the managing members of each of GP III, GP IV and the Manager, each of Messrs. Webster and Mellinger may be deemed to beneficially own all 2,515,321 shares of Common Stock owned by Twin Haven III and Twin Haven IV, constituting approximately 21.94% of the outstanding shares of Common Stock.

The Reporting Persons expressly disclaim beneficial ownership of all shares of Common Stock not directly held thereby, except to the extent of any pecuniary interest therein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) Twin Haven III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,457,000 shares of Common Stock, constituting approximately 12.71% of such class of securities;

(ii) Twin Haven IV has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,058,321 shares of Common Stock, constituting approximately 9.23% of such class of securities;

(iii) GP III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,457,000 shares of Common Stock, constituting approximately 12.71% of such class of securities;

(iv) GP IV has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,058,321 shares of Common Stock, constituting approximately 9.23% of such class of securities;

(v)  The Manager has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,515,321 shares of Common Stock, constituting approximately 21.94% of such class of securities;

(vi) Mr. Webster has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,515,321 shares of Common Stock, constituting approximately 21.94% of such class of securities; and

(vii) Mr. Mellinger has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,515,321 shares of Common Stock, constituting approximately 21.94% of such class of securities.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference.  All of such transactions were effected in open market purchases through various brokerage entities on the NASDAQ.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Item 4 of this Amendment No. 2 is incorporated by reference herein.  There are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to include the following:

Exhibit 99.2:     Nomination, Standstill, and Support Agreement, dated March 14, 2016, between Twin Haven Capital Partners L.L.C. and Hawaiian Telcom Holdco, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Hawaiian Telcom Holdco, Inc., filed on March 14, 2016).

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  March  14, 2016

TWIN HAVEN SPECIAL OPPORTUNITIES FUND III, L.P.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES PARTNERS III, L.L.C.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES FUND IV, L.P.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES PARTNERS IV, L.L.C.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member

TWIN HAVEN CAPITAL PARTNERS, L.L.C.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member

/s/ Robert Webster
Robert Webster

/s/ Paul Mellinger
Paul Mellinger

SCHEDULE A
SIXTY DAY TRADING HISTORY
Date	Reporting Person	Amount Purchased (Sold)	Price Per Share ($)
1/8/2016	Twin Haven Special Opportunities Fund IV, L.P.	100	$23.91
2/24/16	Twin Haven Special Opportunities Fund IV, L.P.	1,744	$22.3167
2/25/16	Twin Haven Special Opportunities Fund IV, L.P.	1,500	$22.497
2/26/16	Twin Haven Special Opportunities Fund IV, L.P.	1,233	$22.5992
2/29/16	Twin Haven Special Opportunities Fund IV, L.P.	5,852	$23.8713
2/29/16	Twin Haven Special Opportunities Fund IV, L.P.	50,000	$24.00